Room 4561
March 15, 2006

Mr. Edouard A. Garneau
Chief Executive Officer
Cardinal Communications, Inc.
309 Interlocken Crescent
Suite 900
Broomfield, Colorado 80021

      Re:	Cardinal Communications, Inc.
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
		Filed August 18, 2005
		Form 10-QSB for the Fiscal Quarter Ended September 30,
2005
		Filed November 21, 2005
		File No. 1-15383

Dear Mr. Garneau,

      We have reviewed your response letter dated January 27, 2006, as well as the filings referenced above, and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-QSB for the Fiscal Quarter Ended September 30, 2005

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 5. Subsequent Events, page 21

1. Please refer to the contingency with respect to the approximately
22.6 million shares issued to five consultants that is disclosed no page 21 of your Form 10-Q. We note that this disclosure does not appear to comply with the disclosure requirements of SFAS 5. Please provide us with an update as to the status of this contingency through the date of this letter, update us on whether you have considered the need for an Item 4.02 Form 8-K and provide us with a proposed disclosure for your upcoming annual financial statements that complies with the disclosure requirements of this guidance.

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

      You may contact Mark Kronforst, Senior Staff Accountant at
(202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.


							Sincerely,


							Brad Skinner
						Accounting Branch Chief
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Edouard A. Garneau
Cardinal Communications, Inc.
March 15, 2006
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